

Mail Stop 6010

December 30, 2008

Via U.S. Mail and Facsimile (408) 321-2906

Mr. Michael Anthofer
Executive Vice President and Chief Financial Officer
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, California 95134

> **Re: Tessera Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Quarterly Period Ended September 28, 2008**
> **File No. 000-50460**

Dear Mr. Anthofer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 63

Base Salary

1.   We note the disclosure on pages 25 and 26 of the proxy statement that you have
        incorporated by reference how base salaries were determined for your named executive
        officers, including (1) the salaries are intended to be generally aligned with the median
        competitive practices and (2) the committee reviews consideration paid to comparable
        officers at your peer group companies. Please include in future filings an analysis of
        where the actual base salaries of your named executive officers fell compared to the
        competitive range. If any of your named executive officers are compensated at levels
        that are materially different from the targeted levels of compensation, please also provide
        discussion and analysis as to why.

Annual Cash Incentives

2.   We note from the disclosure on pages 26-28 of the proxy statement that you have
        incorporated by reference that (1) you do not disclose the corporate financial objectives
        (revenue and pro forma income) in order for your named executive officers to receive
        their bonuses and (2) you disclose these objectives are designed to be challenging,
        difficult or achievable, but not impossible to attain or require a substantial effort and
        initiative. In future filings, as applicable, please disclose your corporate financial
        objectives. To the extent you believe that disclosure of such information, on a historical
        basis, would result in competitive harm such that the information could be excluded
        under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed
        explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K
        Compliance and Disclosure Interpretations available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is
        appropriate to omit specific objectives, you are required to provide appropriate disclosure
        pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or
        likely it will be to achieve these objectives, you should provide as much detail as
        necessary without disclosing information that poses a reasonable risk of competitive
        harm.

3.   With respect to the table on page 28 of the proxy statement that you have incorporated by
        reference, in future filings provide discussion and analysis as to how the compensation
        committee determined the applicable individual achievement level percentages for each
        named executive officer and the reasons for the variances among those level percentages.

Equity Incentive Awards

4.   With respect to your disclosure under the caption "Equity Awards" on page 28 of the proxy statement that you have incorporated by reference into your Form 10-K, we note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Consolidated Financial Statements, page F-1

Consolidated Statement of Operations, page F-3

5.   Please tell us how you evaluated Rule 5-03(b)(1) and (2) in determining to combine revenues from sales of products and revenues from services on your Statements of Operations.

Revenue Recognition, page F-9

6.   You disclose that "[w]hile the majority of [y]our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions." For major contracts or groups of similar contracts, please tell us and disclose in future filings the essential terms, including payment terms and unusual provisions or conditions.

7.   You disclose that you enter into multiple element arrangements. For multiple-element arrangements, please tell us and disclose the following in future filings:

- Describe the nature of such arrangements, including performance-, cancellation-, termination-, or refund-type provisions.
- Identify contract elements permitting separate revenue recognition, and describe how they are distinguished.
- Explain how contract revenue is allocated among elements.
- Disclose when revenue is recognized for each of the separate elements in the arrangement.

8.   You disclose that you "enter into arrangements to purchase goods and/or services from certain customers." Please tell us about the nature of these arrangements and tell us and disclose in future filings how you accounted for them and tell us why. Cite the accounting literature upon which you relied. Please also quantify the significance of

these revenues for the periods presented (including the nine months ended September 30, 2008).

Note 7 – Business Combinations, page F-17

9.   We note that you allocated $300,000 of the Eyesquad purchase price to assembled workforce. Please tell us how you determined that assembled workforce was a separately identifiable intangible asset in accordance with paragraph 39 of SFAS 141 which states "an assembled workforce shall not be recognized as an intangible asset apart from goodwill."

Note 11 – Stock-Based Compensation, page F-25

10.   We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including risk free interest rate and expected life. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Form 8-K filed October 30, 2008

11.   We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP other income (loss) before taxes, and non-GAAP provision for income taxes, which have not been described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

Mr. Michael Anthofer
Tessera Technologies, Inc.
December 30, 2008
Page 5

Form 10-Q for the Quarterly Period Ended September 28, 2008

Financial Statements, page 3

Note 1. The Company and Basis of Presentation, page 6

12.	You disclose that "[t]he current three-month period ended on Sunday, September 28,
2008" and "[f]or presentation purposes, the financial statements and notes have been
presented as ending on the last day of the nearest calendar month." Please revise your
future filings to present your quarterly financial statements as of the actual quarter-end.

	As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our
comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602, or Timothy Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant